EXHIBIT B

EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED

JUNE 30, 2003 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN

READERS SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE

NEWS CORPORATION REPORTS FOURTH QUARTER

OPERATING INCOME OF $570 MILLION, A 26% INCREASE, ON

REVENUE GROWTH OF 20%

FULL YEAR OPERATING INCOME INCREASES 36%

TO A RECORD $2.5 BILLION ON REVENUE GROWTH OF 15%

FOURTH QUARTER NET PROFIT BEFORE OTHER ITEMS

INCREASES 181% TO $320 MILLION; FULL YEAR NET PROFIT

BEFORE OTHER ITEMS INCREASES 73% TO $1.1 BILLION

NET PROFIT WAS $370 MILLION FOR THE FOURTH QUARTER

AND $1.0 BILLION FOR THE FULL YEAR

QUARTER HIGHLIGHTS

•	Television segment operating income up 63% as ratings growth drives advertising revenues at the broadcast network, television stations and STAR.

•	Operating income at Cable Network Programming nearly triples on strong ratings and advertising growth at Fox News Channel and Regional Sports.

•	Continued success of theatrical releases and robust home entertainment sales of film and television titles increase Filmed Entertainment operating income by 13%.

•	Print businesses report higher earnings contributions in aggregate on strength of free-standing inserts and advertising demand in Australia.

•	BSkyB’s operating profit more than doubles on double-digit revenue growth, primarily from a 12% increase in the DTH subscriber base, now exceeding 6.8 million.

FULL YEAR HIGHLIGHTS

•	Record profits from Filmed Entertainment, Cable Network Programming and Book Publishing segments as well as STAR and Television Station businesses.

•	Stronger year-end balance sheet: Cash and Cash on Deposit increased $1.4 billion to $4.9 billion; Debt reduced $460 million to $8.2 billion.

•	Completed several strategic acquisitions including the acquisition of Italian pay-TV operator Telepiu, which the Company combined with Stream to form the sole direct to home pay-TV platform in Italy; and the acquisition of television station WPWR-TV in Chicago, giving the Company duopolies in the top three television markets in the country.

•	Announced agreement to acquire 34% of Hughes Electronics, including its leading DTH provider DirecTV, for approximately $6.6 billion in cash and stock.

The News Corporation Limited

Incorporated in Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

NEW YORK, NY, August 13, 2003 – The News Corporation Limited (NYSE: NWS, NWS.A) today reported fourth quarter consolidated revenues of $4.6 billion, a 20% increase over the $3.8 billion reported in the prior year, and full year revenues of $17.5 billion, an increase of 15% over the $15.2 billion reported a year ago.

Consolidated operating income for the fourth quarter was $570 million, up 26% over the $452 million reported a year ago. The year-on-year quarterly growth was driven primarily by double-digit increases in the Television, Cable Network Programming and Filmed Entertainment segments. For the full year, operating income was a record $2.5 billion, an increase of 36% over the $1.9 billion reported in fiscal 2002. The Company achieved this record high on the strength of double-digit increases reported at the majority of its operating segments. Fourth quarter and full year gains were partially reduced by the inclusion of $68 million of losses from the consolidation of SKY Italia beginning May 1, 2003.

Net profit for the fourth quarter was $370 million, a $2.1 billion increase over the $1.7 billion net loss reported a year ago. For the full year net profit was $1.0 billion, an increase of $7.3 billion over the $6.3 billion net loss in fiscal 2002. Prior-year results include a $6.9 billion write-down of the Company’s carrying value for certain investments, with $1.9 billion in last year’s fourth quarter.

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“The dramatic growth we achieved during our fourth quarter was a fitting conclusion to a record-breaking year: record profits at our film, television, cable and book publishing segments; record ratings and market share growth at our broadcast and cable properties; and, for the first time, full-year operating profits at our Asian television platform, STAR. It was a year in which we made enormous progress, not only financially but strategically – particularly with the completion of our deal to create a unique Italian pay-TV platform, SKY Italia, and with our pending acquisition of a 34-percent interest in Hughes Electronics and its leading pay-TV platform, DirecTV.

“This past year was not without its challenges, including a cover price war in the UK newspaper market that, while now ended, lasted longer than expected as well as the costs associated with covering the war in Iraq. Our strong results in the face of such obstacles are clear testimony to both the fundamental strength of our Company and the resilience of our underlying businesses. At the same time, we took prompt steps to improve businesses we felt were not delivering on their full potential. We addressed head-on the ratings weakness at the FOX network during the first half of the year, and as a result FOX finished the broadcast season with two straight sweeps victories, vastly improved revenues and significantly higher earnings.

“Overall, we are extremely pleased with the performance of all our businesses during the past year, and we are determined to build on our success in fiscal 2004. Certainly the indications are promising: the exceptionally strong broadcast and cable upfronts; the growing popularity of our television and print products; and the continued health of the advertising market. All of these factors, as well as the momentum we have achieved across our key businesses, give us confidence that fiscal 2004 will be another year of operational excellence and healthy profitability.”

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three and twelve months ended June 30th are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

Net Profit (Loss) Attributable to Members of the Parent Entity

The reported net profit (loss) attributable to members of the parent entity consisted of the following items:

	3 Months Ended		12 Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	US $ Millions (except per ADR amounts)

Revenue	$4,592	$3,829	$17,474	$15,195

Operating income	570	452	2,532	1,855
Associated entities before other items	68	(97)	(93)	(165)
Interest expense, net	(111)	(130)	(461)	(524)
Dividends on exchangeable securities	(17)	(12)	(55)	(49)

Profit before income tax expense, outside equity interest and other items	510	213	1,923	1,117
Income tax expense	(132)	(64)	(577)	(335)
Outside equity interest	(58)	(35)	(246)	(146)

Net profit before other items	320	114	1,100	636

Other items, net of tax and outside equity interest:
Group	(72)	(1,843)	(95)	(6,315)
Associated entities	122	(13)	41	(586)

Total other items	50	(1,856)	(54)	(6,901)

Net profit (loss) attributable to members of the parent entity	$370	$(1,742)	$1,046	$(6,265)

Earnings per ADR (diluted) on net profit before other items, net	$0.24	$0.08	$0.83	$0.49

Weighted average number of ADRs outstanding in millions (diluted)	1,292	1,287	1,286	1,245

The following commentary discusses the major components of these results.

Consolidated Operating Income	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	US $ Millions		US $ Millions
Filmed Entertainment	$85	$75	$641	$473
Television	291	179	851	458
Cable Network Programming	96	34	430	199
Direct Broadcast Satellite Television*	(68)	—	(68)	—
Magazines & Inserts	70	64	256	235
Newspapers	126	117	400	430
Book Publishing	4	13	133	118
Other	(34)	(30)	(111)	(58)

Consolidated Operating Income	$570	$452	$2,532	$1,855

  *  New segment reflecting the results of SKY Italia from May 1, 2003

Fourth quarter net earnings from associated entities before other items was $68 million versus losses of $97 million in the same period a year ago. For the full year, losses from the associated entities before other items was $93 million compared with losses of $165 million in fiscal 2002. The year over year improvements in both the fourth quarter and full year were primarily due to increased contributions from BSkyB and National Geographic Channel (US) as well as the favorable impact of foreign currency fluctuations at the Latin America DTH platforms. The inclusion of Stream’s losses from April 1, 2002 through April 30, 2003 also affected the fourth quarter and full year comparisons. A detailed discussion of the components of associated entities’ losses is provided later in the release.

Fourth quarter net profit before other items increased to $320 million ($0.24 per ADR) versus $114 million ($0.08 per ADR) in the prior year. Full year net profit before other items grew to $1,100 million ($0.83 per ADR) compared with $636 million ($0.49 per ADR) a year ago. Fourth quarter and full year increases were primarily due to higher consolidated income and improved associated entities results.

The Company reported income from other items in the quarter of $50 million versus a loss of $1.86 billion a year ago which primarily included a write-down of the Company’s carrying value of its Gemstar investment. Current year fourth quarter other items primarily reflect the Company’s share of gains from asset sales by Independent Newspapers Limited partially offset by the write-down of certain investments and the Company’s share of transponder obligation charges from Latin American businesses. For the full year, the Company reported a loss from other items of $54 million compared with $6.90 billion in fiscal 2002. Prior year losses primarily included write-downs of the Company’s carrying value of its Gemstar, KirchMedia and Stream investments, as well as a write-down of the Company’s national sports contracts, partially offset by a gain from the sale of a 49.5% interest in Fox Family Worldwide.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported fourth quarter operating income of $85 million versus $75 million in the same period a year ago. The 13% increase reflects the record-breaking worldwide theatrical release of X2: X-Men United and the continued worldwide home entertainment and pay-TV success of Ice Age and catalog titles. Additionally, several domestic home entertainment releases, including Drumline and Transporter, contributed to the quarter’s growth. These contributions were partially offset by the marketing costs for several successful spring and summer theatrical releases, including Phone Booth, 28 Days Later, and League of Extraordinary Gentlemen. The fourth quarter a year ago included the worldwide theatrical performance of Ice Age and the domestic home entertainment release of Behind Enemy Lines.

For the year, Filmed Entertainment reported record operating profit of $641 million, which was $168 million higher than a year ago. The 36% increase was primarily driven by the worldwide home entertainment performances of Ice Age, Shallow Hal and Behind Enemy Lines combined with a string of successful theatrical releases during the year, including X2: X-Men United, Daredevil, One Hour Photo, Brown Sugar, Drumline, Just Married and PhoneBooth.

Twentieth Century Fox Television (TCFTV) also contributed to the Filmed Entertainment fourth quarter and full year earnings increases, primarily reflecting higher syndication profits from King of the Hill, The Simpsons and X-Files as well as continued momentum in home entertainment sales, most notably from The Simpsons, Buffy the Vampire Slayer, 24 and Dark Angel. For the upcoming broadcast season TCFTV will once again be a leading supplier of prime-time series with 24 shows scheduled across five broadcast networks, including twelve new series.

TELEVISION

The Television segment reported fourth quarter operating income of $291 million, an increase of $112 million versus the same period a year ago, and full year operating income of $851 million, a $393 million improvement over fiscal 2002. These gains primarily reflect the sustained improvement at the FOX Broadcasting Company in addition to higher contributions from the Fox Television Stations and STAR.

At the FOX Broadcasting Company (FBC), fourth quarter operating income improved by $91 million compared to a year ago, largely the result of 25% ratings growth in primetime compared with the same period a year ago. The substantial ratings improvement was fueled by the success of American Idol as well as 24, The Simpsons, That 70’s Show and Bernie Mac and resulted in FBC’s second consecutive sweeps victory among Adults 18-49. On a full year basis, operating income improved by $187 million over fiscal 2002 as the network posted a 16% increase in primetime ratings combined with higher pricing.

Fox Television Stations (FTS) fourth quarter operating income grew 9% over the fourth quarter a year ago reflecting ratings strength at the FOX network-affiliated stations in conjunction with stable operating cost trends. Ratings growth was across most dayparts, including continued momentum in primetime from the ratings improvement at the FOX network. For the full year, strong advertising market growth in conjunction with a 1.4 percentage point increase in market share drove FTS revenue up 13% and operating income up 24% versus fiscal 2002. Current year earnings growth was also fueled by margin expansion primarily from cost reductions achieved through FTS’ integration of its duopoly stations.

STAR, bolstered by continued revenue growth and ongoing efficiency gains, improved its fourth quarter operating income and, for the first time in the Company’s ownership of this business, achieved profitability for the full year. This was achieved despite absorbing start-up losses from the Xing Kong Wei Shi channel in mainland China and from regional advertising declines due to the SARS outbreak. STAR’s revenue increase was the result of both subscription and advertising revenue growth.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Cable Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and SPEED Channel), the Los Angeles Dodgers and other cable-related businesses, reported fourth quarter operating income of $96 million, an improvement of $62 million over last year’s results, and record full year operating income of $430 million, more than double fiscal 2002. This success reflects strong revenue growth across all of the Company’s primary cable television channels, slightly offset by the impact of war coverage at Fox News and higher programming and marketing costs at FX. Year-ago results included a $30 million charge related to the bankruptcy of Adelphia Communications.

The Fox News Channel (FNC) reported operating income growth of 93% in the fourth quarter and 147% for the full year as strong revenue growth, primarily from increased ad sales, more than offset pre-emptions and higher costs associated with continuing war coverage. Viewership in the fourth quarter increased 92% in primetime and 108% on a 24-hour basis, while for the year primetime was up 47% and total day increased 53% compared to a year ago. Over the past year FNC achieved the highest ratings growth among all cable news channels, increasing its lead over the competition by a greater than two to one margin and solidifying its #1 position in cable news.

Fox Cable Networks’ operating profit increased 126% for the quarter and 71% for the full year, primarily driven by higher revenues at both the RSNs and FX. The revenue growth at the RSNs was largely due to an increase in DTH subscribers and affiliate rates and higher advertising sales versus a year ago. The growth at FX was the result of increases in both advertising and affiliate revenues fueled by higher advertising pricing and increased subscribers over the past year. During the quarter FX’s revenue growth was offset by higher marketing costs for original programming, including several new series, most notably Nip/Tuck, which premiered to the highest ratings for any new basic cable series this season, and the FX original movie 44 Minutes, which premiered to the highest ratings in the network’s history.

DIRECT BROADCAST SATELLITE TELEVISION

On April 30th, 2003 the Company, along with Telecom Italia, completed the previously announced acquisition of the Italian pay-TV business Telepiu from Vivendi Universal and combined it with Stream. News Corporation now owns 80.1% of the combined entity, SKY Italia, whose results comprise this new segment. For the two-month period ending June 30th, 2003 SKY Italia reported an operating loss of $68 million on revenues of $220 million, reflecting initial losses from the integration of the two platforms. The integration process is focusing on the subscriber management systems, broadcast operations and programming content to support the new unified platform launched on July 31, 2003.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported fourth quarter operating income of $70 million, a 9% increase versus a year ago, and full year operating income of $256 million, a 9% increase over fiscal 2002. The improvement was primarily driven by higher contributions from the Free Standing Inserts division, principally from higher volume as a result of increased market share, partially offset by lower contributions from the InStore division.

NEWSPAPERS

The Newspaper segment reported fourth quarter operating income of $126 million, an 8% increase versus the same period a year ago, driven primarily by display advertising growth in Australia. For the full year, operating income of $400 million was $30 million below prior year as advertising growth, particularly in Australia, was more than offset by the impact of the discounted pricing initiative in place for the majority of the year at The Sun in the U.K. The pricing war, during which The Sun expanded its circulation by 3% and its competitive lead by 7% compared to a year ago, was concluded during the fourth quarter.

The U.K. newspaper group reported a 10% operating income decline in local currency terms for the fourth quarter versus a year ago. Circulation revenue grew across all titles, including The Sun, as the pricing war abated late in the quarter. On a full year basis, operating income in local currency terms declined 28%, as advertising revenue gains at The Sun and The News of the World from higher classified and display volumes were more than offset by circulation revenue declines, primarily from The Sun’s discounted pricing to match its competition.

The Australian newspaper group reported a 4% increase in fourth quarter operating income in local currency terms, driven by a 6% increase in advertising revenue over a year ago. Advertising growth was primarily fueled by strength in display advertising with continued growth in the retail and real estate categories. The revenue growth was partially offset during the quarter by circulation-driven marketing initiatives and the launch of new editorial sections in several mastheads. For the full year, the growth in display advertising led to advertising growth of 6%, which combined with a 2% increase in circulation revenue, resulted in a 10% increase in full year operating income in local currency terms.

In the United States, The New York Post continued to grow its circulation at a pace unmatched by any other major American newspaper. Now the eighth-largest daily newspaper in the country, the Post is fast closing the gap with its New York competitor.

BOOK PUBLISHING

HarperCollins reported operating income of $4 million during the quarter versus $13 million in the same period a year ago. The prior year included strong sales of higher margin backlist titles as well as several highly successful books connected to major film releases, while the current year reflected higher provisions on certain frontlist titles and costs associated with the bankruptcy of a major wholesaler in the United States. During the quarter, HarperCollins had 47 books on The New York Times bestseller lists including 5 books that reached the number one spot. For the full year, the segment reported record operating profits of $133 million versus $118 million in fiscal 2002. These results were driven by solid performances across all divisions worldwide highlighted by blockbuster sales of Michael Crichton’s Prey, the ongoing popularity of Lemony Snicket’s A Series of Unfortunate Events and the breakout success of Zondervan’s The Purpose Driven Life by Rick Warren. During the fiscal year, HarperCollins had 111 books on The New York Times bestseller lists including 13 books that reached the number one spot.

OTHER MATTERS

On April 9th, the Company and Fox Entertainment Group, Inc. (FEG), an 80.6%-owned News Corporation subsidiary, announced a definitive agreement to acquire 34% of Hughes Electronics for approximately $6.6 billion in cash and stock. The closing of this transaction is subject to a number of conditions, including approval by General Motors shareholders, a favorable ruling from the Internal Revenue Service and regulatory clearance. At closing, News Corporation’s ownership interest will be transferred to FEG, in exchange for $4.5 billion in promissory notes and approximately 74.2 million shares in FEG, increasing News Corporation’s ownership interest in FEG to approximately 82%.

A final unfranked dividend of A$0.06 per Ordinary ADR and an unfranked dividend of A$0.15 per Preferred Limited Voting Ordinary ADR has been declared and is payable on October 22, 2003. The Company’s Dividend Reinvestment Plan (“Plan”) remains in operation and a discount of 10% will apply in determining the allotment price calculated in accordance with the Plan rules. The record date for determining dividend entitlements and Plan participation is September 11, 2003. The ex-dividend date will be September 8, 2003.

ANNUAL GENERAL MEETING

The annual general meeting will be held in Adelaide, Australia on October 15, 2003 at the Hyatt Regency, Adelaide. Notices of meeting and annual reports will be mailed to shareholders on or around September 12, 2003.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Fourth quarter net earnings from associated entities before other items was $68 million versus losses of $97 million in the same period a year ago. For the full year, losses from the associated entities before other items was $93 million compared with losses of $165 million in fiscal 2002. The year over year improvements in both the fourth quarter and full year were primarily due to increased contributions at BSkyB and National Geographic Channel (US) as well as the favorable impact of foreign currency fluctuations at the Latin America DTH platforms. The inclusion of Stream’s losses from April 1, 2002 through April 30, 2003 also affected the fourth quarter and full year comparisons.

The Company’s share of associated entities’ earnings (losses) is as follows:

				3 Months Ended		12 Months Ended
				June 30,		June 30,
	% Owned			2003	2002*	2003	2002*
				US $ Millions		US $ Millions
Platforms:
BSkyB	35.4%	(a)		$31	$—	$77	$(27)
FOXTEL – Australia	25.0%			(3)	(2)	(9)	(8)
Sky Latin America:
Sky Brasil	49.3%	(b	)	23	(42)	(33)	(63)
Innova – Mexico	30.0%			5	(28)	(22)	(48)
Other	Various			(5)	(10)	(24)	(41)
Stream	50.0%	(c	)	(22)	(35)	(172)	(35)
Channels:
Fox Sports Cable Networks	Various			17	18	25	17
STAR Associates:
ESPN STAR Sports	50.0%			—	(1)	2	(5)
Other STAR	Various	(d	)	(5)	(3)	(12)	(8)
Other Associates	Various	(e	)	27	6	75	53

Total associated entities’ earnings (losses) before other items				$68	$(97)	$(93)	$(165)
Other items				122	(13)	41	(586)

Total associated entities’ earnings (losses)				$190	$(110)	$(52)	$(751)

Further details on the associated entities follow.

(a)	The Company’s investment basis in BSkyB was negative from December 31, 2001 through November 11, 2002. Accordingly, the Company’s share of BSkyB’s results was not recognized during this period. For the twelve months ended June 30, 2002, the Company’s share of BSkyB was 36.2%.
(b)	For the 12 months ended June 30, 2002, the Company’s share of Sky Brasil (formerly NetSat) was 36%.
(c)	The Company’s share of Stream’s losses was included as part of associated entities from April 1, 2002 through April 30, 2003, when it was merged with Telepiu to form the consolidated entity SKY Italia. The results of SKY Italia comprise the Direct Broadcast Satellite Television segment.
(d)	Primarily comprising Phoenix Satellite Television, Taiwan Cable Systems, Hathway Cable and Digiwave.
(e)	Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

BSkyB (in STG) – United Kingdom	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	Millions (except subscribers)		Millions (except subscribers)
Revenues	£856	£748	£3,186	£2,776
Operating profit before exceptional items	88	33	249	73
Net income (loss) before exceptional items	£28	£(14)	£79	£(268)

AGAAP adjustment (in US$) (1)	16	16	64	129

News’ 35/36% share (in US$)	$31	$9	$108	$(11)

Investment basis adjustment*	—	(9)	(31)	(16)

News’ reportable share (in US$)	$31	$—	$77	$(27)

Net Debt (including capitalized leases)			£1,105	£1,528
Ending Subscribers			10,716,000	10,192,000
DTH Subscribers			6,845,000	6,101,000

BSkyB’s quarterly revenues increased 14% largely due to DTH subscriber growth, an increase in average revenue per subscriber and improved interactive and advertising revenues. Operating profit before exceptional items more than doubled due to increased revenues, partially offset by higher programming expenses from increased sports rights costs, mainly soccer and cricket, as well as higher costs due to growth in new product installations.

*	The Company’s investment basis in BSkyB was negative from December 31, 2001 through November 11, 2002. Accordingly, the Company’s share of BSkyB’s results was not recognized during this period.

FOXTEL (in A$) – Australia	3 Months Ended				12 Months Ended
	June 30,				June 30,
	2003		2002		2003		2002
	Millions (except subscribers)				Millions (except subscribers)
Revenues	A$	181	A$	140	A$	649	A$	527
Operating loss		(26)		(22)		(92)		(88)
Net loss	A$	(18)	A$	(16)	A$	(61)	A$	(62)

News’ reportable 25% share (in US$)		$(3)		$(2)		$(9)		$(8)

Ending Subscribers (including Optus)						1,058,000		798,000

FOXTEL’s revenues for the quarter increased 29% principally due to the inclusion of Optus wholesale subscribers as of December 1, 2002, an increase of 14% in satellite subscribers compared to a year ago and higher average revenue per subscriber. Operating loss for the quarter increased A$4 million against the prior year as the increased subscriber revenues were more than offset by the inclusion of Optus license fee costs and depreciation expense.

Sky Brasil (in US$)	3 Months Ended				12 Months Ended
	June 30,				June 30,
	2003		2002		2003		2002
	Millions (except subscribers)				Millions (except subscribers)

Revenues (in local currency)	R$	155	R$	118	R$	563	R$	482

Revenues		$52		$47		$171		$193
Operating income (loss)		2		(11)		(11)		(27)
Net income (loss)		$48		$(116)		$(86)		$(175)

News’ reportable 49.3%/36% share (in US$)		$23		$(42)		$(33)		$(63)

Net Debt (excluding capitalized leases)						$211		$216

Ending Subscribers						759,000		706,000

Sky Brasil’s revenues in the quarter grew 31% in local currency terms compared to the prior year quarter, principally due to a higher subscriber base and increased average revenue per subscriber. Operating income growth for the quarter also reflects the impact of lower set-top box subsidy and marketing costs, partly offset by increased programming costs, mainly relating to the Brazilian Soccer Championships. The increase in net income principally reflects the favorable impact of foreign currency fluctuations due to the strengthening of the Brazilian Real on U.S. dollar denominated liabilities during the quarter.

Innova (in US$) – Mexico	3 Months Ended				12 Months Ended
	June 30,				June 30,
	2003		2002		2003		2002
	Millions (except subscribers)				Millions (except subscribers)

Revenues (in local currency)	Ps	926	Ps	835	Ps	3,423	Ps	3,192

Revenues		$88		$88		$331		$344
Operating income (loss)		12		1		33		(27)
Net income (loss)		$17		$(93)		$(73)		$(161)

News’ reportable 30% share (in US$)		$5		$(28)		$(22)		$(48)

Net Debt (excluding capitalized leases)						$334		$347

Ending Subscribers						809,000		723,000

Innova’s revenues, which grew 11% in local currency terms in the quarter due to an increase in the subscriber base and higher revenue from pay-per-view events. Operating income growth reflects lower depreciation and SG&A expenses. The increase in net income principally reflects the favorable impact of foreign currency fluctuations due to the strengthening of the Mexican Peso on U.S. dollar denominated liabilities during the quarter.

Fox Sports Cable Networks* (in US$)	3 Months Ended		12 Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	Millions (except subscribers)		Millions (except subscribers)

Net income (loss)	$17	$19	$25	$(16)

AGAAP Adjustments (1)	—	(1)	—	33

News’ reportable share	$17	$18	$25	$17

Ending Subscribers			45,258,000	43,889,000

The decrease in net income for the quarter primarily reflects the decline in the results at Madison Square Garden, partly offset by the effect of cost savings at the Metro Channels and improved results at National Sports Partners.

*Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partners and National Advertising Partners.

ESPN STAR Sports (in US$) – Asia	3 Months Ended		12 Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	Millions		Millions

Revenues	$39	$43	$149	$135
Operating income (loss)	3	(2)	10	(7)
Net income (loss)	$1	$(3)	$4	$(10)

News’ reportable 50% share	$—	$(1)	$2	$(5)

Operating income improved $5 million principally due to lower programming and production costs for the West Indies cricket events compared to the prior year, partially offset by lower advertising revenues.

FOREIGN EXCHANGE RATES

Average foreign exchange rates used in the year-to-date profit results are as follows:

	12 Months Ended June 30,
	2003	2002

Australian Dollar/U.S Dollar	0.58	0.52
U.K. Pounds Sterling/U.S. Dollar	1.59	1.44
Euro/U.S. Dollar	1.16	0.89

1 Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles (“AGAAP”) relating to identifiable intangible amortization.

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s conference call with analysts on the fourth quarter and full year results can be heard live on the Internet at 8:30 a.m. Eastern Daylight Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

STATEMENT OF FINANCIAL PERFORMANCE		3 Months Ended		12 Months Ended
	Note	June 30,		June 30,
		2003	2002	2003	2002
		US $ Millions (except per ADR amounts)

Sales revenue	1	$4,592	$3,829	$17,474	$15,195
Operating expenses		4,022	3,377	14,942	13,340

Operating income	1	570	452	2,532	1,855

Net profit (loss) from associated entities		190	(110)	(52)	(751)

Borrowing costs		(149)	(184)	(583)	(676)
Interest income		38	54	122	152

Net borrowing costs		(111)	(130)	(461)	(524)
Dividend on exchangeable securities		(17)	(12)	(55)	(49)
Other items before income tax, net		(165)	(1,892)	(222)	(6,271)

Profit (loss) from ordinary activities before income tax		467	(1,692)	1,742	(5,740)

Income tax expense on:
Ordinary activities before other items		(132)	(64)	(577)	(335)
Other items		91	44	125	(8)

Net income tax expense		(41)	(20)	(452)	(343)

Net profit (loss) from ordinary activities after tax		426	(1,712)	1,290	(6,083)
Net profit attributable to outside equity interests		(56)	(30)	(244)	(182)

Net Profit (Loss) Attributable to Members of the Parent Entity		$370	$(1,742)	$1,046	$(6,265)

Net exchange gains recognized directly in equity		749	513	1,001	565
Other items recognized directly in equity		—	—	86	(140)

Total change in equity other than those resulting from transactions with owners as owners		$1,119	$(1,229)	$2,133	$(5,840)

Diluted earnings per ADR on net profit (loss) attributable to members of the parent entity
Ordinary ADRs		$0.25	$(1.26)	$0.71	$(4.55)
Preferred limited voting ordinary ADRs		$0.30	$(1.51)	$0.85	$(5.46)
Ordinary and preferred limited voting ordinary ADRs		$0.28	$(1.40)	$0.79	$(5.09)

STATEMENT OF FINANCIAL POSITION	June 30,	June 30,
	2003	2002
ASSETS	US $ Millions

Current Assets
Cash	$4,477	$3,574
Receivables	3,784	3,276
Inventories	1,282	1,091
Other	321	319

Total Current Assets	9,864	8,260

Non-Current Assets
Cash on deposit	463	—
Receivables	809	449
Investments in associated entities	3,667	3,878
Other investments	793	966
Inventories	2,723	2,387
Property, plant and equipment	4,180	3,762
Publishing rights, titles and television licenses	21,719	19,936
Goodwill	250	257
Other	495	398

Total Non-Current Assets	35,099	32,033

Total Assets	$44,963	$40,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$22	$1,047
Payables	5,507	4,553
Tax liabilities	474	478
Provisions	171	129

Total Current Liabilities	6,174	6,207

Non-Current Liabilities
Interest bearing liabilities	8,227	7,662
Payables	2,353	2,286
Tax liabilities	442	245
Provisions	685	679

Total Non-Current Liabilities Excluding Exchangeable Securities	11,707	10,872

Exchangeable securities	1,383	953

Total Liabilities	19,264	18,032
Shareholders’ Equity
Contributed equity	17,262	17,137
Reserves	1,685	530
Retained profits	2,506	1,843

Shareholders’ equity attributable to members of the parent entity	21,453	19,510
Outside equity interests in controlled entities	4,246	2,751

Total Shareholders’ Equity	25,699	22,261

Total Liabilities and Shareholders’ Equity	$44,963	$40,293

STATEMENT OF CASH FLOWS	12 Months Ended June 30,
	2003	2002
Operating activity	US $ Millions

Net profit (loss) attributable to members of the parent entity	$1,046	$(6,265)
Adjustment for non-cash and non-operating activities:
Equity earnings, net	113	203
Outside equity interest	246	146
Depreciation and amortization	453	392
Other items, net	54	6,901
Change in assets and liabilities:
Receivables	(371)	(9)
Inventories	(137)	347
Payables	(180)	(193)
Tax liabilities and provisions	409	213

Cash provided by operating activity	1,633	1,735

Investing and other activity
Property, plant and equipment	(366)	(285)
Acquisitions, net of cash acquired	(427)	(999)
Investments in associated entities	(527)	(531)
Other investments	(96)	(376)
Repayment of loan by associate	96	—
Proceeds from sale of non-current assets	111	2,416

Cash (used in) provided by investing activity	(1,209)	225

Financing activity
Issuance of debt and exchangeable securities	2,105	—
Repayment of debt and exchangeable securities	(2,438)	(1,230)
Cash on deposit	(463)	—
Issuance of shares	1,279	75
Dividends paid	(181)	(158)
Leasing and other finance costs	—	(4)

Cash provided by (used in) financing activity	302	(1,317)
Net increase in cash	726	643
Opening cash balance	3,574	2,842
Exchange movement on opening balance	177	89

Closing cash balance	$4,477	$3,574

Note 1 – SEGMENT DATA	3 Months Ended June 30,		12 Months Ended June 30,
BY GEOGRAPHIC AREAS	2003	2002	2003	2002
	US $ Millions		US $ Millions

Revenues
United States	$3,308	$2,909	$13,237	$11,623
Europe	884	585	2,772	2,314
Australasia	400	335	1,465	1,258

	$4,592	$3,829	$17,474	$15,195

Operating Income
United States	$474	$299	$2,064	$1,311
Europe	39	106	280	419
Australasia	57	47	188	125

	$570	$452	$2,532	$1,855

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$1,103	$927	$4,486	$4,040
Television	1,170	1,071	4,763	4,274
Cable Network Programming	669	564	2,270	1,869
Direct Broadcast Satellite Television*	220	—	220	—
Magazines and Inserts	250	229	923	864
Newspapers	738	624	2,718	2,411
Book Publishing	242	234	1,162	1,078
Other	200	180	932	659

	$4,592	$3,829	$17,474	$15,195

Operating Income
Filmed Entertainment	$85	$75	$641	$473
Television	291	179	851	458
Cable Network Programming	96	34	430	199
Direct Broadcast Satellite Television*	(68)	—	(68)	—
Magazines and Inserts	70	64	256	235
Newspapers	126	117	400	430
Book Publishing	4	13	133	118
Other	(34)	(30)	(111)	(58)

	$570	$452	$2,532	$1,855

*	New segment reflecting the results of SKY Italia from May 1, 2003.

Note 2 – SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company’s operating performance on a consolidated basis. Net profit before other items, defined as net profit (loss) attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company’s financial performance for the year. Net profit before other items, which is the information reported to and used by the Company’s chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, should be considered in addition to, not as a substitute for the Company’s operating income, net profit (loss) attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company’s financial performance.

The following table reconciles certain components of net profit (loss) attributable to members of the parent entity as presented on page 3 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 “Statement of Financial Performance” on page 14 of this release.

	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	US $ Millions		US $ Millions

Total other items (page 3)	$50	$(1,856)	$(54)	$(6,901)
Reclassification of other items—associated entities	(122)	13	(41)	586
Reclassification of income tax and net profit attributable to outside equity interest	(93)	(49)	(127)	44

Other items before income tax, net (page 14)	$(165)	$(1,892)	$(222)	$(6,271)

Associated entities before other items (page 3)	$68	$(97)	$(93)	$(165)
Reclassification of other items—associated entities	122	(13)	41	(586)

Net loss from associated entities (page 14)	$190	$(110)	$(52)	$(751)

Income tax expense (page 3)	$(132)	$(64)	$(577)	$(335)
Reclassification of income tax expense on other items	91	44	125	(8)

Net income tax expense (page 14)	$(41)	$(20)	$(452)	$(343)

SUPPLEMENTAL FINANCIAL DATA (continued)

	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	US $ Millions		US $ Millions

Outside equity interest (page 3)	$(58)	$(35)	$(246)	$(146)
Reclassification of outside equity interest on other items, net	2	5	2	(36)

Net profit attributable to outside equity interest (page 14)	$(56)	$(30)	$(244)	$(182)

Net profit before other items (page 3)	$320	$114	$1,100	$636
Other items before income tax, net	(165)	(1,892)	(222)	(6,271)
Reclassification of income tax and net profit attributable to outside equity interest	93	49	127	(44)
Reclassification of other items – associated entities	122	(13)	41	(586)

Net profit (loss) attributable to members of the parent entity (page 14)	$370	$(1,742)	$1,046	$(6,265)

Earnings per ADR on net profit before other items, net (page 3)	$0.24	$0.08	$0.83	$0.49
Earnings per ADR on other items before income tax, net	(0.13)	(1.49)	(0.17)	(5.05)
Earnings per ADR on reclassification of income tax and net profit attributable to outside equity interest	0.07	0.03	0.10	(0.05)
Earnings per ADR on reclassification of other items – associated entities	0.10	(0.02)	0.03	(0.48)

Diluted earnings per ADR on net profit (loss) attributable to members of the parent entity (page 14)	$0.28	$(1.40)	$0.79	$(5.09)